UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

XENOPORT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98411C100

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98411C100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skyline Venture Partners II, L.P. – IRS # 77-0528459

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,097,359 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,097,359 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,359 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.53% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)               This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skyline Venture Partners Qualified Purchaser Fund II, L.P. – IRS # 77-0528458

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,097,359 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,097,359 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,359 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.53% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)     This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)     This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skyline Venture Management II, LLC – IRS # 77-0528462

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,097,359 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,097,359 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,359 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.53% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)     This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)     This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skyline Expansion Fund, L.P. – IRS # 77-0576713

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,097,359 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,097,359 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,359 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.53% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)     This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)     This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skyline Expansion Fund Management, LLC – IRS # 77-0576716

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,097,359 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,097,359 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,359 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.53% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)     This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)     This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Skyline Venture Management III, LLC – IRS # 77-0576712

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,097,359 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,097,359 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,359 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.53% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)     This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)     This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John G. Freund – IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,200 (2)

	6.	Shared Voting Power 1,097,359 (3)

	7.	Sole Dispositive Power 13,200 (2)

	8.	Shared Dispositive Power 1,097,359 (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,559 (2)(3)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.60% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)     This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes: (i) 7,700 shares held directly by John Freund Skyline Venture Management II, LLC Profit Sharing Plan Keogh; (ii) 1,300 shares held directly by John Freund as custodian for Alexander Trust Account; (iii) 1,300 shares held directly by John Freund as custodian for Nicholas Trust Account; and 2,900 shares held directly by John Freund as trustee of Paul Brooke 1989 Trust.  John Freund has voting and dispositive power over all such shares.

(3)     Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline

Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(4)     This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yasunori Kaneko – IRS # ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,097,359 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,097,359 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,359 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 5.53% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)     This Schedule is filed by Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management, LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko (collectively, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)     Includes: (i) 836,365 shares held by Skyline Venture Partners Qualified Purchaser Fund II, L.P.; (ii) 189,199 shares held by Skyline Expansion Fund, L.P.; and (iii) 71,795 shares held by Skyline Venture Partners II, L.P. Skyline Venture Management II, LLC is the sole general partner of Skyline Venture Partners Qualified Purchaser Fund II, L.P and Skyline Venture Partners II, L.P.  Skyline Venture Management III, LLC is the managing member of Skyline Expansion Fund Management, LLC, which is the sole general partner of Skyline Expansion Fund, L.P.  John G. Freund and Yasunori Kaneko are managing directors of Skyline Venture Management II, LLC and Skyline Venture Management III, LLC and share voting and dispositive power over the shares held by the Skyline Entities; however, they disclaim beneficial ownership of the shares held by these entities, except to the extent of their pecuniary interests therein.

(3)     This percentage is calculated based upon 19,848,958 shares of the Issuer’s common stock outstanding (as of December 31, 2005), as provided by the Issuer directly to the reporting persons.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Skyline Venture Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“Venture Partners Fund”), Skyline Venture Partners Qualified Purchaser Fund II, L.P., a limited partnership organized under the laws of the State of Delaware (“Venture Partners QP Fund”), Skyline Venture Management II, LLC, a limited liability company organized under the laws of the State of California (“Venture Management II”), Skyline Expansion Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Expansion Fund”), Skyline Expansion Fund Management, LLC, a limited liability company organized under the laws of the State of Delaware (“Expansion Management”), Skyline Venture Management III, LLC, a limited liability company organized under the laws of the State of Delaware (“Venture Management III”), John G. Freund (“Freund”) and Yasunori Kaneko  (“Kaneko”, and collectively with Venture Partners Fund, Venture Partners QP Fund, Venture Management II, Expansion Fund, Expansion Management, Venture Management III and Freund, the “Skyline Entities”) in respect of shares of Common Stock of XenoPort, Inc.

Item 1.
	(a)	Name of Issuer XenoPort, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3410 Central Expressway Santa Clara, CA 95051

Item 2.
(a)

Name of Person Filing
Skyline Venture Partners II, L.P.

Skyline Venture Partners Qualified Purchaser Fund II, L.P.

Skyline Venture Management II, LLC

Skyline Expansion Fund, L.P.

Skyline Expansion Fund Management, LLC

Skyline Venture Management II, LLC

John G. Freund

Yasunori Kaneko

	(b)	Address of Principal Business Office or, if none, Residence 125 University Avenue Palo Alto, CA 94301
(c)

Citizenship
Each of  Expansion Fund, Venture Partners Fund  and Venture Partners QP Fund are limited partnerships organized in the State of Delaware.  Expansion Management and Management III are limited liability companies organized in the State of Delaware and Venture Management II is a limited liability company organized in the State of California.  Each of Freund and Kaneko are individuals residing in California.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 98411C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership

HIP Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)

Skyline Venture Partners II, L.P.	71,795	0	1,097,359	0	1,097,359	1,097,359	5.53%
Skyline Venture Partners Qualified Purchaser Fund II, L.P.	836,365	0	1,097,359	0	1,097,359	1,097,359	5.53%
Skyline Venture Management II, LLC	0	0	1,097,359	0	1,097,359	1,097,359	5.53%

Skyline Expansion Fund, L.P.	189,199	0	1,097,359	0	1,097,359	1,097,359	5.53%
Skyline Expansion Fund Management, LLC	0	0	1,097,359	0	1,097,359	1,097,359	5.53%
Skyline Venture Management III, LLC	0	0	1,097,359	0	1,097,359	1,097,359	5.53%
John G. Freund	13,200	13,200	1,097,359	13,200	1,097,359	1,110,559	5.60%
Yasunori Kaneko	0	0	1,097,359	0	1,097,359	1,097,359	5.53%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2006	SKYLINE VENTURE PARTNERS II, L.P.

	BY:	SKYLINE VENTURE MANAGEMENT II, LLC
	ITS:		GENERAL PARTNER

	By:		/s/ John G. Freund

John G. Freund
Managing Director

February 13, 2006	SKYLINE VENTURE PARTNERS QUALIFIED
PURCHASER FUND II, L.P.

	BY:	SKYLINE VENTURE MANAGEMENT II, LLC
	ITS:		GENERAL PARTNER

	By:		/s/ John G. Freund

John G. Freund
Managing Director

February 13, 2006	SKYLINE VENTURE MANAGEMENT II, LLC

	By:		/s/ John G. Freund
John G. Freund
Managing Member

February 13, 2006	SKYLINE EXPANSION FUND, L.P.

	BY:		SKYLINE EXPANSION FUND
MANAGEMENT, LLC
	ITS:		GENERAL PARTNER

		BY:	SKYLINE VENTURE
MANAGEMENT III, LLC
		ITS:	MANAGING MEMBER

		By:	/s/ John G. Freund
John G. Freund
Managing Director

February 13, 2006	SKYLINE EXPANSION FUND MANAGEMENT, LLC

	BY:	SKYLINE VENTURE MANAGEMENT III, LLC
	ITS:		MANAGING MEMBER

		By:	/s/ John G. Freund
John G. Freund
Managing Director

February 13, 2006	SKYLINE VENTURE MANAGEMENT III, LLC

	By:		/s/ John G. Freund
John G. Freund
Managing Member

February 13, 2006	By:		/s/ John G. Freund
John G. Freund

February 13, 2006	By:		/s/ Yasunori Kaneko
Yasunori Kaneko

EXHIBIT INDEX

Exhibit No.

99.1

Agreement pursuant to 13d-1(k)(1) among Skyline Venture Partners II, L.P., Skyline Venture Partners Qualified Purchaser Fund II, L.P., Skyline Venture Management II, LLC, Skyline Expansion Fund, L.P., Skyline Expansion Fund Management LLC, Skyline Venture Management III, LLC, John G. Freund and Yasunori Kaneko.